Filed Pursuant To Rule 433

Registration No. 333-217785

July 9, 2019

STATE STREET GLOBAL ADVISORS
SPDR®

As of 06/30/2019

SPDR® Gold Shares

GLD

Intraday NAV Ticker
GLDIV

Index Ticker
N/A

Fund Inception Date
11/18/2004

Objective
The investment objective of the Trust is for SPDR® Gold Shares (GLD®) to reflect the performance of the price of gold bullion, less the Trust's expenses.

The Price of Gold
The spot price for gold bullion is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The price, holdings, and net asset value of the Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.

Total Return

Cumulative	NAV (%)	MARKET VALUE (%)	LBMA Gold Price PM (%)
QTD	8.66	9.17	8.77
YTD	9.72	9.86	10.16
Annualized			
1 Year	12.23	12.26	12.68
3 Year	1.77	1.73	2.18
5 Year	0.99	0.79	1.39
10 Year	3.78	3.87	4.19

	(%)
Gross Expense Ratio‡	0.40

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ. Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV.
Effective July 17, 2015, the Sponsor receives a fee of 0.40% per year of the daily net asset value, or daily NAV, of the Trust, and is responsible for all ordinary fees and expenses of the Trust.

Advantages

Easily Accessible	Listed on the NYSE Arca.	Transparent	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of the Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.
Secure	The Gold Shares represent fractional, undivided interests in the Trust, the sole assets of which are physical gold bullion and, from time to time, cash.		
Cost Effective	For many investors, the transaction costs related to the Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.	Flexible	Gold Shares are listed on the NYSE Arca (Ticker: GLD) and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.
Liquid	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.		

‡The gross expense ratio is the Trust's annual operating expense ratio. See the Trust's most recent prospectus for a definition of Trust expenses.

spdrs.com

SPDR® Gold Shares As of 06/30/2019 State Street Global Advisors Key Facts Management Ticker Symbol GLD Sponsor World Gold Trust Services, LLC CUSIP 78463V107 Gold Custodian HSBC Bank plc Exchange NYSE ARCA EXCHANGE Trustee BNY Mellon Asset Servicing, a division of Short Sale Eligible Yes The Bank of New York Mellon Margin Eligible Yes Marketing Agent State Street Global Advisors Funds Dis- tributors, LLC Important risk information Investing involves risk, and you could lose money on an investment in GLD. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com Not FDIC Insured • No Bank Guarantee • May Lose Value Tracking Number: 2456232.1.1.AM.RTL Expiration Date: 10/31/2019 ETF-GLD 20190703/14:07

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.